TMM Company Contact:                                          AT Dresner Corporate Services::
Verónica Tego Sánchez, CFO                        David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
veronica.tego@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS FIRST QUARTER 2024 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

First Quarter 2024 Results Include:

o	Stockholders’ Equity of $1,984.1 million.
o	Financial Debt of 10.6 percent from Stockholders’ Equity.
o	Consolidated Revenue growth of 7.5%.

Mexico City, May 14, 2022 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the first quarter of 2024.
We started year 2024 with results in line with our strategy of strengthening businesses related to the maritime sector.

During this quarter, two specialized vessels "Mud Vessels", designed and converted by the technical team of the Maritime Division, began operations.  Currently, the company operates a fleet of 5 vessels of this type.

In the Maritime Infrastructure Division, our shipyard operated at full capacity, same level that is booked for the coming months.

Finally, during this first quarter, as part of our strategy to maintain profitable operations, positive results were achieved in the Maintenance and Repair of Containers operation, as result of the implementation of costs and expenses efficiencies.

Consolidated revenues in the first quarter of 2023 were $344.1 million, compared to $320.3 million in the same period of last year.
Consolidated operating results in the first quarter of 2024 increased to $27.7 million, compared to $3.5 million in the same period of last year.
Consolidated EBITDA for the first quarter of 2024 registered $61.3 million, a 91% increase compared with the same period in 2023.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	March 31,	December 31,
	2024	2023

Cash and cash in banks available	41.6	98.0
Restricted cash	1.7	2.1
Total cash and cash equivalents	43.2	100.0
Accounts receivable – Net	352.5	307.8
Other accounts receivable	166.8	187.4
Taxes to be recovered	176.7	195.2
Prepaid expenses and others current assets	58.7	45.7
Total current assets	797.9	836.1
Taxes to be recovered long term	238.8	239.6
Property, machinery and, equipment	2,003.1	1,905.2
Cumulative Depreciation	(100.5)	(100.7)
Property, machinery and, equipment – Net	1,902.6	1,804.4
Rights of use	126.8	148.0
Other assets	244.2	238.8
Total assets	3,310.3	3,266.8
Bank loans and current maturities of long-term liabilities	200.9	198.8
Leases short-term	63.2	67.1
Suppliers	359.8	363.1
Other accounts payable and accrued expenses	385.7	340.6
Total current liabilities	1,009.5	969.8
Bank loans	10.3	12.4
Leases long-term	95.2	100.4
Deferred taxes	130.8	132.5
Other long-term liabilities	80.4	77.4
Total long-term liabilities	316.7	322.7
Total liabilities	1,326.2	1,292.5
Total stockholders´ equity	1,984.1	1,974.4
Total liabilities and stockholders´ equity	3,310.3	3,266.8

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended
	March 31,
	2024	2023

Maritime	192.1	222.5
Ports and Terminals	24.5	23.6
Warehousing Services	35.2	35.2
Maritime Infrastructure	92.4	39.0
Revenue from freight and services	344.1	320.3
Maritime	(167.2)	(194.5)
Ports and Terminals	(19.9)	(26.0)
Warehousing Services	(29.8)	(24.1)
Maritime Infrastructure	(61.6)	(24.3)
Cost of freight and services	(278.4)	(269.0)
Maritime	(10.7)	(8.3)
Ports and Terminals	(2.4)	(4.1)
Warehousing Services	(18.0)	(13.6)
Maritime Infrastructure	(2.0)	(1.9)
Depreciation and amortization	(33.1)	(28.0)
Maritime	14.3	19.6
Ports and Terminals	2.2	(6.5)
Warehousing Services	(12.5)	(2.5)
Maritime Infrastructure	28.7	12.8
Results by business	32.6	23.3
Corporate expenses	(13.8)	(18.7)
Corporate depreciation and amortization	(0.5)	(0.5)
Non-recurring (expenses) income	9.3	(0.6)
Operating gain	27.7	3.5
Financial (expenses) income - Net	(6.8)	(6.6)
Leases financial expenses	(5.2)	(8.0)
Exchange gain (loss) - Net	(5.8)	11.7
Net financial cost	(17.9)	(2.9)

Net gain for the period	9.7	0.6

Attributable to:
Minority interest	(0.0)	(0.1)
Equity holders of GTMM, S.A.B.	9.7	0.7

Weighted average outstanding shares (millions)	174.55	102.18
Income (loss) earnings per share (pesos/share)	0.06	0.01

Outstanding shares at end of period (millions)	174.55	102.18
Income (loss) earnings per share (pesos/share)	0.06	0.01

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Thre months ended
	March 31,
	2024	2023

Net gain (loss) for the period	9.7	0.6
Depreciation & amortization	33.6	28.5
Deferred taxes	(1.7)	(1.0)
Other non-cash items	19.4	21.7
Total non-cash items	51.3	49.3
Changes in assets & liabilities	1.6	(58.6)
Total adjustments	52.9	(9.4)
Net cash provided by (used in) operating activities	62.6	(8.7)

Proceeds from sales of assets	0.4	0.1
Payments for purchases of assets	(102.7)	(0.4)
Net cash used in investment activities	(102.4)	(0.2)

Short-term borrowings (net)	(4.1)	(6.6)
Repayment of leases	(14.4)	(20.2)
Proceeds from (repayment of) long-term debt	(0.8)	(2.9)
Net cash used in financing activities	(19.3)	(29.7)
Exchange effect on cash	2.3	(12.7)
Net decrease in cash	(56.8)	(51.3)
Cash at beginning of period	100.0	96.8
Cash at end of period	43.2	45.4

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.